UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q15

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 541 BILLION FOR THE THIRD QUARTER OF 2015

•	Net loan portfolio increased 31.1% during the last twelve months. This loan portfolio growth was driven by commercial and mortgage loans. Also, annual growth was positively affected by the depreciation of the COP versus the USD.

•	The balance sheet remains strong. 90-day past due loans at the end of 3Q15 were 1.8% of total gross loans (3.1% for 30 days) and the coverage ratio for these past due loans was 211% (119% for 30 days). The solvency ratio was 13.2% with a Tier 1 of 8.0%.

•	Net interest income grew 31.7%% in 3Q15 compared to the third quarter of 2014. This growth in NII is explained by greater volumes in net loans and by a stable NIM.

•	Fees increased by 19.5% in 3Q15 compared to the third quarter of 2014. This notable growth was mainly driven by an increase in fees related to credit and debit cards, banking services and by the distribution of insurance products through the bank’s network.

•	Efficiency in 3Q15 was 57.4%, which improved when compared to efficiency in the third quarter of 2014. Efficiency in Colombia continues on a positive trend, with operating income growing faster than operating expenses.

•	Despite a solid operational performance throughout 2015, higher loan loss provisions have impacted net income in 3Q15, thus showing a 3.6% decrease compared to the third quarter of 2014.

November 12, 2015. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20151.

For the quarter ended on September 30, 2015 (“3Q15”), Bancolombia reported consolidated net income of COP 541 billion, or COP 545 per share - USD 0.71 per ADR. This net income represents a 22.1% decrease compared to the quarter ended on June 30, 2015 (“2Q15”) and a 3.6% decrease compared to the quarter ended on September 30, 2014 (“3Q14”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its consolidated financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended September 30, 2015 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Until 2014, BANCOLOMBIA prepared its financial statements under the rules issued by Superintendencia Financiera de Colombia (Colombian GAAP). Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015 and will also include the comparative financial statements for the year ending in 2014. Until Bancolombia prepares the first annual consolidated financial statements under IFRS and definitively establishes its IFRS accounting policies in accordance with the IFRS 1, the interim unaudited consolidated financial information for interim periods within 2015, and the comparative 2014 period, may be further amended.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate October 1, 2015 $3,086.75 = US$ 1

1

3Q15

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET

AND INCOME STATEMENT

	Quarter			Growth
(COP millions)	3Q14	2Q15	3Q15	3Q15/2Q15	3Q15/3Q14
ASSETS
Net Loans	98,008,645	116,571,153	128,486,302	10.22%	31.10%
Investments	12,437,467	12,774,812	12,986,738	1.66%	4.42%
Other assets	25,352,638	28,917,363	33,402,333	15.51%	31.75%
Total assets	135,798,750	158,263,328	174,875,373	10.50%	28.78%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	85,508,457	97,540,528	109,368,791	12.13%	27.90%
Other liabilities	33,930,574	42,121,701	45,655,237	8.39%	34.55%
Total liabilities	119,439,031	139,662,229	155,024,028	11.00%	29.79%
Non-controlling interest	477,625	515,767	540,458	4.79%	13.16%
Shareholders' equity	15,882,094	18,085,332	19,310,887	6.78%	21.59%
Total liabilities and shareholders' equity	135,798,750	158,263,328	174,875,373	10.50%	28.78%

Interest income	2,134,826	2,716,090	2,811,019	3.50%	31.67%
Interest expense	(801,421)	(941,015)	(1,061,376)	12.79%	32.44%
Net interest income	1,333,405	1,775,075	1,749,643	-1.43%	31.22%
Net provisions	(273,388)	(413,178)	(491,034)	18.84%	79.61%
Fees and income from service, net	429,202	491,336	512,845	4.38%	19.49%
Other operating income	118,188	174,405	204,124	17.04%	72.71%
Total Dividends received and equity method	64,647	75,779	(14,490)	-119.12%	-122.41%
Total operating expense	(1,113,153)	(1,267,769)	(1,407,744)	11.04%	26.46%
Total other income (expenses)	69,590	62,272	64,495	3.57%	-7.32%
Profit before tax	628,491	897,920	617,839	-31.19%	-1.69%
Income tax	(96,966)	(203,336)	(82,454)	-59.45%	-14.97%
Tax on wealth	-	-	-
Net income before non-controlling interest	531,525	694,584	535,385	-22.92%	0.73%
Non-controlling interest	3,807	(9,187)	(11,297)	22.97%	-396.74%
Net income before Descontinued Operations	535,332	685,397	524,088	-23.54%	-2.10%
Discontinued Operations Net Income	26,360	9,585	17,226	79.72%	-34.65%
Net income	561,692	694,982	541,314	-22.11%	-3.63%

		Quarter		As of
PRINCIPAL RATIOS	3Q14	2Q15	3Q15	3Q14	3Q15
PROFITABILITY
Net interest margin (1) from continuing operations	4.88%	5.41%	4.94%	5.20%	5.28%
Return on average total assets (2) from continuing operations	1.64%	1.77%	1.25%	1.78%	1.54%
Return on average shareholders´ equity (3)	13.76%	15.78%	11.16%	15.19%	13.49%
EFFICIENCY
Operating expenses to net operating income	61.84%	52.78%	57.41%	49.88%	52.35%
Operating expenses to average total assets	3.48%	3.38%	3.36%	3.29%	3.30%
Operating expenses to productive assets	4.17%	3.99%	3.97%	1.95%	2.93%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.69%	11.43%	11.04%
Technical capital to risk weighted assets		13.66%	13.23%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.10	1.10	0.71
Net income per share $COP from continuing operations	556.58	712.60	544.89
P/BV ADS (4)	1.74	1.49	1.24
P/BV Local (5) (6)	1.68	1.42	1.18
P/E (7) from continuing operations	12.64	9.57	11.13
ADR price	56.72	43.00	32.20
Common share price (8)	27,680	26,700	23,720
Weighted average of Preferred Shares outstanding (9)	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,022.00	2,598.68	3,086.75

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2

3Q15

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2015, Bancolombia’s assets totaled COP 174,875 billion, which represents an increase of 10.5% compared to 2Q15 and of 28.8% compared to 3Q14. Of the annual growth in the loan book, 16.2% is explained by the depreciation of the peso against the dollar.

The increase in assets in the quarter and in the year was explained by the organic growth of the loan portfolio as well as by a depreciation of the COP versus the USD of 18.7% during the quarter and 52.7% over the past 12 months.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD =3086.75 COP)		3Q15/2Q15		3Q15/2Q15		3Q15/2Q15		3Q15/2Q15
Commercial loans	60,068,023	6.85%	35,360,694	16.65%	11,455,639	-1.80%	95,428,717	10.28%
Consumer loans	12,294,016	2.58%	7,620,709	20.51%	2,468,846	1.46%	19,914,725	8.78%
Mortgage loans	10,320,617	4.34%	7,025,720	22.34%	2,276,090	2.99%	17,346,337	10.95%
Small business loans	582,945	4.00%	249,494	29.49%	80,827	9.02%	832,439	10.52%
Interests paid in advance	(21,365)	8.39%	(3,049)	8.24%	(988)	-8.88%	(24,414)	8.37%
Gross loans	83,244,236	5.87%	50,253,568	18.05%	16,280,414	-0.62%	133,497,804	10.14%
Total assets	104,177,778	6.10%	70,697,595	17.68%	22,903,570	-0.93%	174,875,373	10.50%

The most relevant aspects regarding the evolution of the loan portfolio during 3Q15 were:

•	The growth of commercial and mortgage loans during 3Q15 shows a growing credit demand in COP denominated loans compared to previous quarters, spurred by specific disbursements to large corporate clients. Consumer loans grew over the quarter in line with seasonal factors.

•	Mortgage loans denominated in COP presented a dynamic performance, growing 4.3% quarter on quarter. The dynamism of mortgage lending in Colombia is explained by lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama accounted for 45% of the mortgage loans at the end of 3Q15.

•	Total reserves (allowances in the balance sheet) for loan losses increased by 8.2% during 3Q15 and totaled COP 5,012 billion, equivalent to 3.7% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	Sep-14	Jun-15	Sep-15	3Q15/2Q15	3Q15/3Q14	% of total loans
Commercial	73,210,555	86,529,972	95,428,717	10.28%	30.35%	71.5%
Consumer	16,037,411	18,307,774	19,914,725	8.78%	24.18%	14.9%
Mortgage	12,671,540	15,634,121	17,346,337	10.95%	36.89%	13.0%
Microcredit	605,199	753,175	832,439	10.52%	37.55%	0.6%
Interests received in advance	(16,660)	(22,528)	(24,414)	8.37%	46.54%	0.0%
Total loan portfolio	102,508,045	121,202,514	133,497,804	10.14%	30.23%	100.0%
Allowance for loan losses	(4,499,400)	(4,631,361)	(5,011,502)	8.21%	11.38%
Total loans, net	98,008,645	116,571,153	128,486,302	10.22%	31.10%

3

3Q15

1.3.	Investment Portfolio

As of September 30, 2015, Bancolombia’s net investment portfolio totaled COP 12,987 billion, increasing 1.7% compared to the figure reported in 2Q15 and growing 4.4% compared to 3Q14. This quarterly increase is explained by the bank's strategy that aggressively increased its time deposits in August and invested invest its excess cash in liquid assets. The investment portfolio consists primarily of debt securities, which represent 93.2% of Bancolombia’s total investments and 5.5% of assets at the end of 3Q15.

At the end of 3Q15, the investments in debt securities had a duration of 19.2 months and a yield to maturity of 6.08%.

1.4.	Goodwill and intangibles

As of 3Q15, Bancolombia’s goodwill and intangibles totaled COP 5,730 billion, increasing 16.1% compared to 2Q15. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2015, Bancolombia’s liabilities totaled COP 155,024 billion, increasing 11.0% with respect to 2Q15 and 29.8% compared to 3Q14.

Deposits by customers totaled COP 108.933 billion (or 70.3% of liabilities) at the end of 3Q15, increasing 12.1% during the quarter and 28.0% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 112% at the end of 3Q15, which marks a decrease in comparison to the 114% reported in 2Q15, but increasing in regard to the 109% reported in 3Q14.

Bancolombia’s funding strategy during the quarter was geared towards increasing its stock of deposits in August while maintaining its liquidity position. This strategy allowed the bank to maintain optimal liquidity levels, despite the rising funding costs. The ultimate goal is to defend the net interest margin and to assure liquidity.

Funding mix
COP Million	3Q14		2Q15		3Q15
Checking accounts	15,691,071	14%	17,852,471	14%	18,929,039	13%
Saving accounts	34,288,009	31%	39,136,638	30%	43,976,398	30%
Time deposits	34,352,805	31%	39,165,003	30%	44,918,448	31%
Other deposits	3,545,428	3%	4,135,788	3%	2,469,584	2%
Long term debt	12,472,151	11%	15,127,037	12%	18,219,495	13%
Loans with banks	11,905,265	11%	15,161,308	12%	16,183,405	11%
Total Funds	112,254,729	100%	130,578,245	100%	144,696,369	100%

4

3Q15

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q15 was COP 19,311 billion, increasing 6.8% or COP 1.225 billion, with respect to the COP 18,085 billion reported at the end of 2Q15.

Bancolombia’s capital adequacy ratio was 13.2% in 3Q15. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 416 basis points above the minimum 9% required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 7.95%, 345 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.9% at the end of 3Q15.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q15%		2Q15%		3Q15%
Basic capital (Tier I)	11,367,295	8.57%	11,020,242	8.16%	11,998,961	7.95%
Additional capital (Tier II)	7,487,984	5.64%	7,425,582	5.50%	7,967,587	5.28%
Technical capital (1)	18,855,278		18,445,824		19,966,548
Risk weighted assets included market risk	132,687,996		135,079,386		146,199,509
CAPITAL ADEQUACY (2)		14.21%		13.66%		13.23%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

5

3Q15

2.	INCOME STATEMENT

Net income totaled COP 541 billion in 3Q15, or COP 544.9 per share - USD 0.71 per ADR (excluding discontinued operations). This net income represents a decrease of 22.1% compared to 2Q15 and of 3.6% compared to 3Q14. Bancolombia’s annualized ROE for 3Q15 was 11.2%.

2.1.	Net Interest Income

Net interest income totaled COP 1,750 billion in 3Q15, 1.4% less than that reported in 2Q15, and 31.4% higher than the figure for 3Q14. The positive annual performance of this line was driven by a higher demand in loan volumes and the depreciation of the COP versus the USD. However, quarterly performance can be explained by a contraction in the net interest margin due to greater funding costs.

During 3Q15, the investment, interest rate derivatives and repos portfolio generated COP 50.2 billion.

Net Interest Margin

The annualized net interest margin decreased to 4.9% in 3Q15, largely explained by the depreciated debt securities in Colombia and higher funding costs.

The annualized net interest margin for investments was -1.3%, lower than the -0.5% of 2Q15 and the annualized net interest margin of the loan portfolio was 5.5%, which is lower than the 6.0% in 2Q15.

Annualized Interest
Margin	3Q14	2Q15	3Q15
Loans' Interest margin	5.5%	6.0%	5.5%
Debt investments' margin	-1.2%	-0.5%	-1.3%
Net interest margin	4.8%	5.4%	4.9%

The funding cost increased during 3Q15 and increased slightly due to the gradual reduction of liquidity in the Colombian economy. Savings and checking accounts remained the same as a proportion of the total cost of funding presented last quarter (“2Q15”), and the annualized average weighted cost of deposits was 2.4% in 3Q15, increasing 0.04% compared to 2Q15.

Average weighted
funding cost	3Q14	2Q15	3Q15
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.45%	1.35%	1.36%
Time deposits	4.18%	4.38%	4.41%
Total deposits	2.28%	2.33%	2.37%
Long term debt	6.27%	6.52%	6.84%
Loans with banks	3.12%	2.40%	2.92%
Total funding cost	2.83%	2.79%	2.98%

6

3Q15

2.2.	Fees and Income from Services

In the 3Q15, certain accounts were reclassified as Fees, since they were previously included in the “Other Income” and “Other Expenses” lines.

During 3Q15, net fees and income from services totaled COP 513 billion, increasing 4.4% with respect to 2Q15 and increasing 19.5% with respect to 3Q14. Fees from credit and debit cards shrunk 0.4% compared to 2Q15 due to a reduction in the volume of transactions. Fees from asset management and trust services increased 2.4% in 2Q15 and 31.8% compared to 3Q14. Fees from our bancassurance business dropped 12.7% compared to 2Q15, but grew 18.5% in respect to 3Q15.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2015
(COP millions)	Aug-14	Aug-15	Growth	Market Share
Bancolombia VISA	1,990,554	2,471,608	24.17%	8.15%
Bancolombia Mastercard	2,465,070	2,849,324	15.59%	9.40%
Bancolombia American Express	2,674,598	2,725,046	1.89%	8.99%
Total Bancolombia	7,130,222	8,045,979	12.84%	26.53%
Colombian Credit Card Market	26,753,295	30,323,055	13.34%

CREDIT CARD MARKET SHARE			%	2015
(Outstanding credit cards)	Aug-14	Aug-15	Growth	Market Share
Bancolombia VISA	477,296	552,817	15.82%	5.34%
Bancolombia Mastercard	622,223	711,585	14.36%	6.87%
Bancolombia American Express	698,338	675,772	-3.23%	6.53%
Total Bancolombia	1,797,857	1,940,174	7.92%	18.74%
Colombian Credit Card Market	9,694,995	10,355,217	6.81%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 204 billion in 3Q15, growing by 17.0% compared to 2Q15, and by 72.7% with respect to 3Q14.

Revenues aggregated in the operating leases line totaled COP 128 billion in 3Q15, and increased by 37% compared to 2Q15 and increased by 69% compared to those reported in 3Q14.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 3,930 billion at the end of 3Q15 and represented 3.1% of total gross loans, showing a slight decrease compared to 2Q15. Charge-offs totaled COP 254 billion in 3Q15.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 118.7% at the end of 3Q15, remaining the same as in 2Q15. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 96.4% at the end of 3Q15, decreasing with respect to the 98.6% reported in 2Q15.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 581 billion in 2Q15, which represented 0.4% of the loan portfolio at the beginning of the quarter.

7

3Q15

Provision charges (net of recoveries) totaled COP 491 billion in 3Q15. Provisions as a percentage of the average gross loans were 1.5% for 3Q15.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,665 billion, or 3.6% of total loans at the end of 3Q15. This proportion decreased in comparison to the 3.7% presented at the end of 2Q15.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
( COP millions)	2Q15	3Q 15
Total 30-day past due loans	3,604,672	3,930,436
Allowance for loan losses (1)	4,278,441	4,664,533
Past due loans to total loans	3.11%	3.06%
“C”, “D” and “E” loans as a percentage of total loans	3.74%	3.77%
Allowances to past due loans	118.69%	118.68%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	98.61%	96.38%
Allowance for loan losses as a percentage of total loans	3.69%	3.64%

     (1) Allowances are reserves for the principal of loans.

		30 days
PDL Per Category	% Of loan Portfolio	2Q15	3Q15
Commercial loans	71.5%	1.90%	1.97%
Consumer loans	14.9%	4.50%	4.35%
Microcredit	0.6%	8.57%	7.75%
Mortgage loans	13.0%	6.70%	6.24%
PDL TOTAL		3.10%	3.06%

		90 days
PDL Per Category	% Of loan Portfolio	2Q15	3Q15
Commercial loans	71.5%	1.40%	1.48%
Consumer loans	14.9%	2.30%	2.17%
Microcredit	0.6%	5.55%	5.02%
Mortgage loans	13.0%	3.20%	2.82%
PDL TOTAL		1.80%	1.78%

     * Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION
( COP millions)	2Q15		3Q15
¨A¨ Normal	109,931,387	90.68%	121,056,530	90.66%
¨B¨ Subnormal	6,648,655	5.48%	7,297,978	5.47%
¨C¨ Deficient	1,943,792	1.60%	2,335,232	1.75%
¨D¨ Doubtful recovery	1,737,578	1.43%	1,708,436	1.28%
¨E¨ Unrecoverable	963,629	0.81%	1,124,041	0.84%
Total	121,225,041	100.00%	133,522,217	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.84%		3.87%

8

3Q15

2.5.	Operating Expenses

During 3Q15, operating expenses totaled COP 1,408 billion, increasing 11.0% with respect to 2Q15 and increasing 26.5% with respect to 3Q14.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 589 billion in 3Q15, increasing 7.7% compared to 2Q15 and increasing 36.1 % compared to 3Q14.

During 3Q15, administrative expenses totaled COP 562 billion, increasing 12.9% compared to 2Q15 and increasing 16.9% as compared to 2Q14.

Depreciation and amortization expenses totaled COP 134 billion in 3Q15, increasing 28.1% compared to 2Q15 and 21.4% compared to 3Q14.

As of September 30, 2015, Bancolombia had 30,526 employees, and owned 1,069 branches and 4,696 ATMs.

9

3Q15

3.	RECENT DEVELOPMENTS

On September 11, 2015 Bancolombia S.A (“Bancolombia”) announced that its subsidiary, Bancolombia Panama S.A., had signed an agreement with BAM Financial Corporation (“BFC”) for the acquisition of an additional 20% of the common stock, which will represent a controlling stake of 60% in Grupo Agromercantil Holding S.A. (“GAH”), a Panamanian company that owns the Conglomerado Financiero Agromercantil of Guatemala, which includes Banco Agromercantil of Guatemala (“BAM”).

The purchase price will be determined at closing pursuant to the methodology established in the initial agreements, and will be based on the audited consolidated financial statements of GAH as of December 31, 2015.

The acquisition is subject to certain conditions, including receipt of the required regulatory approvals. The transaction is aligned with Grupo Bancolombia’s strategic interest in the Guatemalan financial services business and develops the shareholders agreement disclosed to the market in 2012.

10

3Q15

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

11

3Q15

BALANCE SHEET				Growth
(COP million)	Sep-14	Jun-15	Sep-15	Sep -15 / Jun -15	Sep -15 / Sep -15	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	9,792,519	10,771,960	12,131,755	12.62%	23.89%	6.94%
Interbank borrowings	2,048,988	1,087,203	1,408,283	29.53%	-31.27%	0.81%
Reverse repurchase agreements and other similar secured lend	742,845	1,236,053	1,124,212	-9.05%	51.34%	0.64%
Investments	12,437,467	12,774,812	12,986,738	1.66%	4.42%	7.43%
Derivative financial instruments - Assets	609,010	1,354,933	2,567,591	89.50%	321.60%	1.47%
Loans and advances to customers	102,508,045	121,202,514	133,497,804	10.14%	30.23%	76.34%
Allowance for loan and lease losses	(4,499,400)	(4,631,361)	(5,011,502)	8.21%	11.38%	-2.87%
Investment in associates and joint ventures	968,891	1,300,574	1,442,530	10.91%	48.88%	0.82%
Goodwill and Intangible assets	3,970,392	4,933,553	5,729,720	16.14%	44.31%	3.28%
Premises and equipment	2,307,331	2,694,491	2,792,387	3.63%	21.02%	1.60%
Investment property	1,042,828	1,261,018	1,325,371	5.10%	27.09%	0.76%
Prepayments	148,481	230,391	246,390	6.94%	65.94%	0.14%
Tax receivables	147,699	727,901	909,157	24.90%	515.55%	0.52%
Deferred tax	526,294	459,257	546,625	19.02%	3.86%	0.31%
Assets held for sale	253,593	93,112	138,980	49.26%	-45.20%	0.08%
Other assets	1,089,370	1,135,511	1,276,832	12.45%	17.21%	0.73%
Discontinued operations (Assets)	1,704,397	1,631,406	1,762,500	8.04%	3.41%	1.01%
Total assets	135,798,750	158,263,328	174,875,373	10.50%	28.78%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	85,078,290	97,208,199	108,933,191	12.06%	28.04%	62.29%	70.27%
Interbank Deposits	430,167	332,329	435,600	31.07%	1.26%	0.25%	0.28%
Derivative financial instrument - Liabilities	493,078	1,106,328	2,169,788	96.13%	340.05%	1.24%	1.40%
Borrowings from other financial institutions	11,475,098	14,828,979	15,747,805	6.20%	37.23%	9.01%	10.16%
Debt securities in issue	12,472,151	15,127,037	18,219,495	20.44%	46.08%	10.42%	11.75%
Preferred shares	565,076	551,401	565,979	2.64%	0.16%	0.32%	0.37%
Repurchase agreements and other similar secured borrowing	2,799,023	3,081,701	1,360,278	-55.86%	-51.40%	0.78%	0.88%
Tax liabilities	190,887	324,900	353,619	8.84%	85.25%	0.20%	0.23%
Deferred tax liabilities	580,599	776,156	937,183	20.75%	61.42%	0.54%	0.60%
Employee pension plan	120,325	136,146	139,095	2.17%	15.60%	0.08%	0.09%
Other liabilities	3,754,675	4,771,879	4,630,952	-2.95%	23.34%	2.65%	2.99%
Discontinued operations (Liabilities)	1,479,662	1,417,174	1,531,043	8.03%	3.47%	0.88%
Total liabilities	119,439,031	139,662,229	155,024,028	11.00%	29.79%	88.65%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,869	480,914	480,914	0.00%	0.01%	0.28%
Additional paid-in-capital	4,855,804	4,857,454	4,857,454	0.00%	0.03%	2.78%
Appropriate reserves	5,181,764	6,006,764	6,288,717	4.69%	21.36%	3.60%
Retained earnings	5,203,204	5,969,300	6,231,534	4.39%	19.76%	3.56%
Cumulative other comprehensive income	160,453	770,900	1,452,268	88.39%	805.10%	0.83%
Stockholders’ equity attributable the owners of the parent company	15,882,094	18,085,332	19,310,887	6.78%	21.59%	11.04%
Non-controlling interest	477,625	515,767	540,458	4.79%	13.16%	0.31%
Total liabilities and stockholders' equity	135,798,750	158,263,328	174,875,373	10.50%	28.78%	100.00%

12

3Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-14	Sep-15	Sep-15/Sep-14	3Q14	2Q15	3Q15	3Q15/2Q15	3Q15/3Q14
Interest income and expenses
Interest on loans
Commercial	3,012,806	3,963,164	31.54%	993,605	1,285,865	1,414,126	9.97%	42.32%
Consumer	1,453,526	1,716,013	18.06%	481,983	575,086	601,018	4.51%	24.70%
Small business loans	96,937	137,949	42.31%	32,109	45,534	49,589	8.91%	54.44%
Mortgage	882,966	997,382	12.96%	276,813	354,635	319,544	-9.89%	15.44%
Leasing	853,947	1,133,512	32.74%	296,657	383,957	373,097	-2.83%	25.77%
Total Interest on loans	6,300,182	7,948,020	26.16%	2,081,167	2,645,077	2,757,374	4.25%	32.49%
Overnight and market funds	9,598	9,634	0.38%	3,315	3,389	3,442	1.56%	3.83%
Investment
Debt investments, net	22,397	48,616	117.06%	6,419	10,839	25,298	133.40%	294.11%
Net gains from investment activities at fair value through income statement
Debt investments	267,720	222,871	-16.75%	22,479	82,556	1,438	-98.26%	-93.60%
Derivatives	(90,606)	49,555	154.69%	(29,214)	4,662	64,181	1276.68%	319.69%
Repos	136,250	(65,776)	-148.28%	45,523	(24,017)	(19,184)	-20.12%	-142.14%
Others	(5,010)	(31,306)	524.87%	5,137	(6,416)	(21,530)	235.57%	-519.12%
Total Net gains from investment activities at fair value through income statement	308,354	175,344	-43.14%	43,925	56,785	24,905	-56.14%	-43.30%
Total interest on investment securities	330,751	223,960	-32.29%	50,344	67,624	50,203	-25.76%	-0.28%
Total interest income	6,640,531	8,181,614	23.21%	2,134,826	2,716,090	2,811,019	3.50%	31.67%
Interest expense
Borrowing costs	(272,322)	(321,741)	18.15%	(77,655)	(94,748)	(125,199)	32.14%	61.22%
Overnight funds	(1,371)	(5,997)	337.42%	(427)	(1,730)	(2,137)	23.53%	400.47%
Debt securities in issue	(560,870)	(758,207)	35.18%	(189,738)	(241,096)	(285,114)	18.26%	50.27%
Deposits	(1,398,945)	(1,703,811)	21.79%	(479,842)	(565,115)	(614,015)	8.65%	27.96%
Other interest (expense)	(109,178)	(105,299)	-3.55%	(53,759)	(38,326)	(34,911)	-8.91%	-35.06%
Total interest expense	(2,342,686)	(2,895,055)	23.58%	(801,421)	(941,015)	(1,061,376)	12.79%	32.44%
Net interest income	4,297,845	5,286,559	23.00%	1,333,405	1,775,075	1,749,643	-1.43%	31.22%
Loan loss provisions	(900,921)	(1,302,881)	44.62%	(308,019)	(440,013)	(533,941)	21.35%	73.35%
Recovery of charged-off loans	110,581	158,745	43.56%	38,089	70,780	58,857	-16.85%	54.52%
Other assets impairment	(35,817)	(71,369)	99.26%	(3,458)	(43,945)	(15,950)	-63.70%	361.25%
Total net provisions	(826,157)	(1,215,505)	47.13%	(273,388)	(413,178)	(491,034)	18.84%	79.61%
Net interest income after provision, net	3,471,688	4,071,054	17.26%	1,060,017	1,361,897	1,258,609	-7.58%	18.73%
Fees and other service income
Banking services	489,131	455,381	-6.90%	166,481	119,194	163,197	36.92%	-1.97%
Credit and debit card fees	313,338	399,735	27.57%	106,060	136,881	136,157	-0.53%	28.38%
Electronic services and ATM fees	250,370	346,243	38.29%	88,069	130,184	124,965	-4.01%	41.89%
Brokerage	18,474	18,252	-1.20%	7,097	6,805	6,711	-1.38%	-5.44%
Acceptances, Guarantees and Standby letters of credits	39,821	33,452	-15.99%	14,610	10,659	11,502	7.91%	-21.27%
Trust	151,473	197,922	30.66%	50,894	65,527	67,099	2.40%	31.84%
Bancassurance	150,318	182,335	21.30%	50,645	68,782	60,037	-12.71%	18.54%
Payments and Collections	132,756	147,969	11.46%	47,076	49,774	51,767	4.00%	9.96%
Others	235,180	259,372	10.29%	57,178	91,233	100,222	9.85%	75.28%
Total Fees and other service income	1,780,861	2,040,661	14.59%	588,110	679,039	721,657	6.28%	22.71%
Fees and other service expenses
Banking services	(159,063)	(215,906)	35.74%	(53,266)	(74,479)	(80,994)	8.75%	52.06%
Others	(290,926)	(337,410)	15.98%	(105,642)	(112,362)	(128,680)	14.52%	21.81%
Total Fees and other service expenses	(449,989)	(553,316)	22.96%	(158,908)	(187,703)	(208,812)	11.25%	31.40%
Total fees and income from services, net	1,330,872	1,487,345	11.76%	429,202	491,336	512,845	4.38%	19.49%
Other operating income
Derivatives FX contracts	(26,897)	189,522	804.62%	(66,164)	51,335	88,798	72.98%	234.21%
Net foreign exchange	189,414	92,276	-51.28%	112,093	35,801	2,266	-93.67%	-97.98%
Hedging	(15,699)	(19,678)	25.35%	(1,938)	1,505	(13,296)	-983.46%	586.07%
Operating leases	260,797	323,584	24.08%	75,641	93,349	127,684	36.78%	68.80%
Gains (or losses) on sale of assets	(3,068)	4,373	242.54%	(1,548)	(8,255)	(1,875)	-77.29%	21.12%
Other reversals	8,051	2,283	-71.64%	104	670	547	-18.36%	425.96%
Total other operating income	412,598	592,360	43.57%	118,188	174,405	204,124	17.04%	72.71%
Dividends received and equity method
Dividends	38,372	20,717	-46.01%	2,956	10,242	508	-95.04%	-82.81%
Equity investments	36,573	51,387	40.51%	25,722	47,325	(6,141)	-112.98%	-123.87%
Equity method	103,128	57,285	-44.45%	35,969	18,212	5,346	-70.65%	-85.14%
Gains (Losses) on sale of Discontinued Operations	-	(14,203)	0.00%	-	-	(14,203)	0.00%	0.00%
Total Dividends received and equity method	178,073	115,186	-35.32%	64,647	75,779	(14,490)	-119.12%	-122.41%
Total income	5,393,231	6,265,945	16.18%	1,672,054	2,103,417	1,961,088	-6.77%	17.29%

13

3Q15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-14	Sep-15	Sep-15/Sep-14	3Q14	2Q15	3Q15	3Q15/2Q15	3Q15/3Q14
Operating expenses
Salaries and employee benefits	(1,191,644)	(1,414,949)	18.74%	(390,966)	(464,713)	(486,212)	4.63%	24.36%
Bonuses	(142,786)	(237,550)	66.37%	(41,960)	(82,042)	(102,836)	25.35%	145.08%
Administration and general expenses	(1,393,735)	(1,569,406)	12.60%	(480,617)	(497,760)	(562,020)	12.91%	16.94%
Contributions and other tax burden	(305,759)	(350,811)	14.73%	(89,162)	(118,604)	(122,577)	3.35%	37.48%
Depreciation and amortization	(312,884)	(343,534)	9.80%	(110,448)	(104,650)	(134,099)	28.14%	21.41%
Total operating expenses	(3,346,808)	(3,916,250)	17.01%	(1,113,153)	(1,267,769)	(1,407,744)	11.04%	26.46%
Net operating income	2,046,423	2,349,695	14.82%	558,901	835,648	553,344	-33.78%	-0.99%
Other income (expenses)
Other income	442,933	402,671	-9.09%	143,970	136,440	121,415	-11.01%	-15.67%
Other expenses	(203,612)	(173,389)	-14.84%	(74,380)	(74,168)	(56,920)	-23.26%	-23.47%
Total other income (expenses)	239,321	229,282	-4.19%	69,590	62,272	64,495	3.57%	-7.32%
Profit before tax	2,285,744	2,578,977	12.83%	628,491	897,920	617,839	-31.19%	-1.69%
Income tax	(520,147)	(550,346)	5.81%	(96,966)	(203,336)	(82,454)	-59.45%	-14.97%
Tax on wealth	-	(159,963)	0.00%	-	-	-	0.00%	0.00%
Net income before non-controlling interest	1,765,597	1,868,668	5.84%	531,525	694,584	535,385	-22.92%	0.73%
Non-controlling interest	(22,520)	(44,256)	96.52%	3,807	(9,187)	(11,297)	22.97%	-396.74%
Net income before Descontinued Operations	1,743,077	1,824,412	4.67%	535,332	685,397	524,088	-23.54%	-2.10%
Discontinued Operations Net Income	51,869	38,126	-26.50%	26,360	9,585	17,226	79.72%	-34.65%
Net income	1,794,946	1,862,538	3.77%	561,692	694,982	541,314	-22.11%	-3.63%

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 12, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance